ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-156695

Dated July 7, 2010

UBS AG

Media Relations Kelly Smith Tel: +1-212-882-5699

Media release	www.ubs.com July 7, 2010

UBS Announces New Energy Exchange Traded Note Linked to 2x

Leveraged Alerian MLP Infrastructure Index

New York, July 7, 2010 – UBS Investment Bank announced today that it has expanded its UBS E-TRACS Exchange Traded Notes (ETNs) platform by adding the new UBS E-TRACS 2x Leveraged Long Alerian MLP Infrastructure Index. It began trading today on NYSE Arca under the ticker symbol, MLPL, and provides leveraged exposure to a portfolio of energy infrastructure Master Limited Partnerships (MLPs) through a single investment.

“We are excited to add yet another ETN to our ever growing stable of UBS E-TRACS products,” said Christopher Yeagley, Managing Director and US Head of Equity Structured Products. “The new UBS E-TRACS 2x Leveraged Long Alerian MLP Infrastructure Index is particularly useful for investors seeking geared exposure to the MLP space and with 2x leverage, the Current Annual Leveraged Yield is 12.89%*. This is our second ETN with Alerian and we are thrilled to partner with them again.” .

A Master Limited Partnership (MLP) is a publicly traded limited partnership that unites the tax advantages of a partnership with the liquidity of a publicly traded stock. The Alerian MLP Infrastructure Index is the leading index for investing in energy infrastructure. Because the revenues of energy infrastructure MLPs tend to be correlated with the demand for energy commodities rather than the price of energy commodities, MLPs in energy infrastructure industries have relatively consistent, predictable cash flows.

UBS E-TRACS belong to an innovative class of investment products offering access to markets and strategies that had not previously been readily available to individual investors, and offer unique diversification opportunities in a number of commodity sectors. UBS has 13 other existing E-TRACS ETNs – 10 of which track the performance of various UBS Bloomberg CMCI indexes, like platinum, silver, gold, livestock, food, etc., one that tracks the total return of the Dow Jones-UBS Commodity Index, one that is linked to the S&P 500 Gold Hedged Index, and one that is linked to the Alerian MLP Infrastructure Index.

UBS E-TRACs are senior unsecured notes issued by UBS AG, are traded like any other security on NYSE Arca, and can be bought and sold through a broker or financial advisor. For more information about UBS E-TRACs, please visit www.ubs.com/e-tracs.

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The contents of any website referred to in this free writing prospectus are not part of, or incorporated by reference in, this free writing prospectus. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the UBS E-TRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275).

Alerian MLP Infrastructure Index, Alerian MLP Infrastructure Total Return Index, and AMZI are trademarks of Alerian and their use is granted under a license from Alerian.

About UBS

Headquartered in Zurich and Basel, Switzerland, UBS is a client-focused financial services firm that offers a combination of wealth management, asset management and investment banking services on a global and regional basis. By delivering a full range of advice, products and services to its private, corporate and institutional clients, UBS aims to generate sustainable earnings, create value for its shareholders, and become the choice of clients worldwide.

UBS is present in all major financial centers worldwide. It has offices in over 50 countries, with about 37% of its employees working in the Americas, 37% in Switzerland, 16% in the rest of Europe and 10% in Asia Pacific. UBS employs about 64,000 people around the world. Its shares are listed on the SIX Swiss Exchange and the New York Stock Exchange (NYSE).

Inquiries: Kelly Smith of UBS at +1-212-882-5699 or kelly.smith@ubs.com

*The Current Annual Index Yield is calculated by Alerian and is based on a modified indicative formula, which takes the most recently declared quarterly distribution of each of the Master Limited Partnerships that constitute the Index (“constituent MLP”), and creates an annualized yield for each constituent MLP by (i) multiplying that number by four and (ii) dividing the resulting number by the current market price of the applicable constituent MLP. The Current Annual Index Yield is the sum of the products of those individual yields of each constituent MLP and their relative weights in the Index. The formula is considered “modified” indicative because in certain circumstances, Alerian can ignore the most recently declared distribution in its calculations and instead use an alternative distribution amount (derived from public sources) that, in its opinion, better reflects an investor’s expectation of future distributions using all publicly available information. The Current Annual Leveraged Yield is derived by multiplying the Current Annual Index Yield by the leverage factor, 2, and subtracting the Yearly Fee of .85%. The Current Annual Leveraged Yield is provided for illustrative purposes only. The actual annual ETN yield that investors may receive could be substantially different (either greater or less) than the Current Annual Leveraged Yield. You are not guaranteed any coupon or distribution amount under the ETN.